Exhibit 99.1

      301 East Fourth Street
      Cincinnati, OH 45202
      AFGinc.com

Board of Directors
National Interstate Corporation
3250 Interstate Drive
Richfield, Ohio 44286
Attn:  Donald W. Schwegman

March 6, 2016

Dear Don:

American Financial Group, Inc. (“AFG”) is pleased to submit this proposal for its wholly-owned subsidiary, Great American Insurance Company (“GAIC”), to acquire all of the outstanding common shares of National Interstate Corporation (“National Interstate”) that are not currently owned by GAIC at a purchase price of $30.00 per share in cash.  The proposed transaction will not be subject to a financing condition.

The $30.00 per share price represents a 32.7% premium over National Interstate’s last closing price.  The $30.00 per share price is a 1.70x multiple of National Interstate’s book value per share excluding unrealized gains on fixed maturities as of December 31, 2015, and a 25.9x multiple of National Interstate’s 2015 diluted net income from operations per share.

As you know, GAIC owns approximately 51% of the outstanding National Interstate common shares, and five of the 11 National Interstate directors are current or former executive officers of GAIC or AFG.  We expect that the National Interstate board of directors will appoint a new special committee to consider our proposed transaction and make a recommendation to the National Interstate board of directors.  We further expect that the special committee will retain its own independent legal and financial advisors to assist in its review of our proposed transaction.  We will not move forward with the transaction unless it is approved by such special committee.

None of the National Interstate directors who are current or former executive officers of GAIC or AFG will participate in the consideration of the AFG proposal by National Interstate, the special committee or the special committee’s advisors.  In addition, the transaction will be subject to a non-waivable condition requiring approval of a majority of the shares of National Interstate not owned by AFG or its affiliates.  We intend to implement the proposed transaction in a manner that will ensure that National Interstate will become a wholly-owned subsidiary of GAIC and that all shareholders of National Interstate will receive the same consideration for their shares in the proposed transaction.

GAIC currently intends that following completion of the proposed transaction, National Interstate’s business will continue to be run in a manner that is generally consistent with its current operations and does not currently contemplate making any significant changes in National Interstate’s strategic or operating philosophy or its business.  National Interstate would proceed to operate as a separate company, 100% owned by GAIC or an affiliate, much like AFG’s other wholly-owned subsidiaries.

Given our knowledge of National Interstate, we are in a position to complete the transaction in an expedited manner and to promptly enter into discussions regarding a merger agreement with the special committee and its advisors providing for the acquisition of the remaining National Interstate shares.

In considering our proposal, you should know that in our capacity as a shareholder of National Interstate we are interested only in acquiring the shares of National Interstate not already owned by GAIC and that in such capacity we have no interest in selling any of the shares owned by us in National Interstate nor would we expect, in our capacity as a shareholder, to vote in favor of any alternative sale, merger or similar transaction involving National Interstate.

AFG and GAIC have engaged Skadden, Arps, Slate, Meagher & Flom LLP as our legal advisor for the proposed transaction.

Due to our obligations under the securities laws, we intend to file a Schedule 13D amendment with the Securities and Exchange Commission and to issue a press release announcing our proposal before the market opens tomorrow.  A copy of the press release is attached for your reference.

This indication of interest is non-binding and no agreement, arrangement or understanding between the parties will be created until such time as definitive documentation has been executed and delivered by GAIC and all other appropriate parties and the agreement, arrangement or understanding has been approved by AFG and GAIC’s boards of directors.

We believe that our proposal represents an attractive opportunity for National Interstate’s shareholders to receive a significant premium to National Interstate’s current and recent share prices.  We welcome the opportunity to meet with the special committee, once formed, and/or its advisors to discuss our proposal.

We look forward to your response.

Sincerely,

By:	/s/Carl H. Lindner III
Name: Carl H. Lindner III
Title: Co-Chief Executive

enclosure